Exhibit 4.5

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

REPORT DATED: May 15, 2025

Notice to Reader

This amended Management’s Discussion and Analysis (“MD&A”) of Almonty Industries Inc. (“Almonty” or the “Company”) is being refiled to address minor errors and inconsistencies identified in the Company’s original filing, notably with the financial information for the relevant period, in (i) the “Highlights” section of the introduction at page 2 of the amended MD&A, (ii) the table outlining the Quarterly Earnings and Cash Flow at page 19 of the amended MD&A, (iii) the “Interest Rate Risks” section at page 21 of the amended MD&A and (iv) the “Foreign Currency Risks” section at page 22 of the MD&A. The Company has taken steps to ensure that this amended MD&A is consistent with the appropriate financial information for the relevant period. This amended MD&A does not reflect events occurring after the date of the original filing and has not been updated for subsequent events or developments. This amended MD&A supersedes the original version filed and should be read in conjunction with the financial statements for the relevant period.

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

1.	Introduction

This management’s discussion and analysis (“MD&A”), dated May 15, 2025, provides a review of, and discusses the financial position and results of operations of, Almonty Industries Inc. (TSX: AII) and (ASX: AII) (“Almonty” or the “Company”) for the three months ended March 31, 2025. It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company and notes thereto for the three months ended March 31, 2025 (the “Q1-2025 Interim Financial Statements”).

Dual Listing

On August 2, 2021, the Company, by way of an Initial Public Offering, received gross proceeds totalling A$15.25 million in conjunction with a listing on the Australian Securities Exchange (“ASX”).

KfW IPEX-Bank — Sangdong Mine Project Financing

During July 2022, the Company completed the US$75.1 million Project Financing Facility with the KfW IPEX-Bank (“KfW”). During August 2022, the Company received the first drawdown of US$12.8 million from KfW and a second drawdown of US$4.1 million, with a third drawdown of US$9.8 million received during November 2022, a fourth drawdown of US$5.6 million received during April 2023, a fifth drawdown of US$9.8 million received during August 2023, a sixth drawdown of US$13.68 million received in November 2023, a seventh drawdown of US$5.01 million received in July 2024, an eighth drawdown of US$5.63 million received in July 2024 and a final drawdown of US$906 received in January 2025.

US Domestication

On January 20, 2025, Almonty announced its plans to change its jurisdiction of incorporation from Canada to the State of Delaware (the “US Domestication”) while maintaining its listings on the Toronto Stock Exchange (the “TSX”) and the ASX. The US Domestication reflects the growing importance of the United States in Almonty’s strategic positioning. With its robust regulatory framework for critical materials like tungsten and molybdenum and the evolving global economic landscape, the United States presents a compelling jurisdiction for our incorporation. The State of Delaware, in particular, was chosen as our new domicile because the Delaware General Corporation Law (“DGCL”) expressly accommodates continuances under Section 192 of the Canada Business Corporations Act and is recognized for its extensive body of corporate law. Supported by decades of case law in Delaware courts, the DGCL provides well-defined guidance on the duties and obligations of directors and officers, offering legal clarity that is expected to benefit both the Company and its shareholders. The US Domestication was approved by shareholders at a special meeting held on February 27, 2025 and remains pending as of the date of this MD&A.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Highlights

During the three months ended March 31, 2025, the following transactions and events occurred:

1)	the Company received $10,847 in conjunction with the closing of an unbrokered financing through the issuance of 2,527,000 placement units and 10,833,333 placement Chess depository interest (“CDI”) units at C$0.82 per placement unit and A$0.90 per CDI unit. Each placement unit participant will be issued one warrant for every common share issued and one free unlisted option for every one CDI issued, exercisable at C$1.14 and A$1.25, respectively, with an expiry date of 36 months from the date of closing;

2)	the Company received $3,306 in conjunction with the exercise of 3,313,975 CDI options (warrants);

3)	the Company received $54 in conjunction with the exercise of stock options;

4)	the Company issued 100,000 common shares of the Company to settle debt of $90;

5)	the Company made an application to extend the expiry date of 700,000 share purchase warrants, which received both TSX and shareholder approvals;

6)	the Company granted stock options enabling the holders to acquire up to 1,122,000 common shares with exercise prices ranging from C$1.195 to C$1.915 per share, expiring between February 4 and March 14, 2030;

7)	the Company received US$906,000 in conjunction with the ninth and final drawdown on the KfW loan facility;

Subsequent to March 31, 2025, the Company entered into the following transactions:

1)	Issued 75,000 common shares in conjunction with the exercise of stock options for proceeds totalling $52;

2)	Issued 3,975,780 CDIs in conjunction with the exercise of CDI Options for proceeds totalling $3,646;

3)	Issued 180,722 common shares upon conversion of long-term debt totalling US$150.

4)	Granted stock options enabling the holders to acquire up to 2,425,000 common shares with an exercise price of $2.50 per share, expiring five years from the date of issuance; and

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

5)	Granted RSUs to a director of the Company enabling the holder to acquire up to 1,000,000 common shares of the Company at a value of $2.18 per share.

The Company’s management is responsible for the preparation of the Company’s consolidated financial statements as well as other information contained in this MD&A. The board of directors of Almonty (the “Board of Directors”) is required to ensure that management assumes its responsibility in regard to the preparation of the Company’s financial statements. To facilitate this process, the Board of Directors has created an audit committee (the “Audit Committee”). The Audit Committee meets with members of the management team to discuss the operating results and the financial results of the Company, before making their recommendations and submitting the Q1-2025 Interim Financial Statements and MD&A to the Board of Directors for review and approval. Following the recommendation of the Audit Committee, the Company’s Board of Directors approved the Q1-2025 Interim Financial Statements and this MD&A on May 15, 2025.

The Q1-2025 Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. All currency figures in this MD&A appear in thousands of Canadian dollars, except per share amounts, unless otherwise stated.

Additional information about the Company, including the Q1-2025 Interim Financial Statements, is available on the Company’s website at www.almonty.com and on SEDAR+ (www.sedarplus.ca) under Almonty’s profile.

Forward-Looking Information

This MD&A contains forward-looking statements that reflect management’s expectations, estimates and projections concerning future events in relation to the Company’s business and the economic environment in which it operates. Forward-looking statements may include, but are not limited to, statements with respect to demand for tungsten, tungsten prices, tungsten recovery and production, reductions in operating and unit production costs, improvements in efficiencies or reduction in dilution, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, the success of mine development and construction activities, the success of future mine operations, the success of other future business operations, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events, results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the inability of the Company to maintain its interest in its mineral projects or to obtain or comply with all required permits and licenses, risks normally incidental to exploration and development of mineral properties, uncertainties in the interpretation of drill results, the possibility that future exploration, development or mining results will not be consistent with expectations, changes in governmental regulation adverse to the Company, lack of adequate infrastructure at the mineral properties, economic uncertainties, the inability of the Company to obtain additional financing when and as needed, competition from other mining businesses, the future price of tungsten and other metals and commodities, fluctuation in currency exchange rates, title defects and other related matters. See Section 7 in this MD&A and under the heading “Risk Factors” in the Company’s Annual Information Form dated March 20, 2025 for a further discussion of factors that could cause the Company’s actual results, performance or achievements to be materially different from any anticipated results, performance or achievements expressed or implied by forward-looking statements. The forward-looking statements in this MD&A represent the expectations of management as of the date hereof and accordingly, are subject to change after such date. Readers should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

A glossary of terms is affixed to the last page of this MD&A. Capitalized terms used but not otherwise defined herein have their respective meanings ascribed thereto in the glossary of terms.

2.	Overview

Almonty is a publicly traded company listed on the TSX, under the symbol “AII” and listed on the ASX, under the symbol “AII”. The principal business of Almonty is the mining, processing and shipping of tungsten concentrate from the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), the processing and shipping of tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”), as well as the development of the Sangdong tungsten mine project located in Gangwon Province, Republic of Korea (the “Sangdong Mine”) and the evaluation of the Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”).

The Los Santos Mine was acquired by Almonty in September 2011 and is located approximately 50 kilometres from Salamanca in western Spain and produces tungsten concentrate. The Panasqueira Mine, which has been in production since 1896 and is located approximately 260 kilometres northeast of Lisbon, Portugal, was acquired in January 2016. The Sangdong Mine, which was historically one of the largest tungsten mines in the world and one of the few long-life, high-grade tungsten deposits outside of China, was acquired by Almonty in September 2015. Almonty also owns a 100% interest in the Valtreixal Mine in northwestern Spain, having exercised its option to acquire the remaining ownership in the Valtreixal Mine on December 21, 2016.

On June 4, 2015, Almonty acquired an 8% interest in Woulfe Mining Corp. (“Woulfe”) and, through the acquisition of convertible debentures in Woulfe, gained control over Woulfe with the ability to nominate a majority of the board members. On July 7, 2015, Almonty and Woulfe entered into an arrangement agreement in respect of the acquisition by Almonty of all of the issued and outstanding shares of Woulfe that it did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”). On August 21, 2015, Woulfe shareholders approved the Plan of Arrangement. On September 10, 2015, Almonty completed the Plan of Arrangement and acquired all of the shares of Woulfe that it did not already own, leading to Almonty having a 100% ownership interest in Woulfe. The principal asset of Woulfe is the Sangdong Mine.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

On January 6, 2016, Almonty acquired 100% of the issued and outstanding shares of Beralt Ventures Inc. (“BVI”) from Sojitz Tungsten Resources Inc. for €1.00. In connection therewith, Almonty acquired and purchased €12,260 in aggregate principal amount of debt owed by Beralt Tin & Wolfram (Portugal), S.A. (“BTW”), a wholly-owned subsidiary of BVI, to Sojitz Corporation of Japan in exchange for a cash payment of €1,000 on closing and a promissory note issued by Almonty in the principal amount of €500, bearing interest at 4% per annum, which matured December 29, 2017 and was fully paid by the Company. BVI, through its wholly owned subsidiaries, is the 100% owner of the Panasqueira Mine.

On December 21, 2016, Almonty exercised its option to acquire the remaining 49% of the Valtreixal Mine it did not already own for payment of €1.5 million ($2.2 million). Almonty now owns a 100% interest in the Valtreixal Mine.

During February 2020, the Company made the decision to place the Los Santos Mine into care and maintenance so as to allow the Company to focus its efforts on finalizing the proposed project financing for the Sangdong Mine and to assess and complete a restructuring initiative that will involve an approximate €1 million capital expenditure expected to lead to a significant increase in the recovery rate of tungsten trioxide (“WO3”) from the processing of the Company’s tailings inventory.

During June 2020, the Company received, from the Municipality of Pedralba de la Paraderia in Spain, a new land classification for its Valtreixal Property whereby the property is now deemed to be suitable for extraction activity. The Company’s Valtreixal Property is located approximately 250 kilometres from the Company’s wholly-owned Los Santos Mine in Spain.

This new land classification will now allow the Company to complete the mining permitting process and to move forward with the completion of an open-pit mine plan for the property.

Further information about the Company’s activities may be found on the Company’s website at www.almonty.com and on SEDAR+ (www.sedarplus.ca) under Almonty’s profile.

Market for Tungsten Concentrate

Market demand for tungsten concentrate continued to be stable from the first quarter of fiscal 2023 and through to Q1-2025. The current average Spot ammonium para tungstate (“APT”) price is approximately US$395 per metric tonne unit (“MTU”) which significantly exceeds several forecasting services having already projected prices to reach or exceed US$310 per MTU of APT by Q4-2024. Management expects that the limited quantities of “spot” concentrate available in the market will help with continued price improvement in the near to mid-term.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The average of the high and low weekly quoted price for European APT according to the Metal Bulletin (“MB”) European weekly quotation for APT (from which Almonty’s concentrate prices are derived by the formulae under its supply agreements) averaged the following:

Three Months ended	Tungsten APT European Average High -Low US$/MTU	Year ended	Tungsten APT European Average High -Low US$/MTU
31-Dec-19	$242	31-Dec-19	$253
31-Mar-20	$236
30-Jun-20	$224
30-Sep-20	$213
31-Dec-20	$228	31-Dec-20	225
31-Mar-21	$274
30-Jun-21	$275
30-Sep-21	$306
31-Dec-21	$322	31-Dec-21	294
31-Mar-22	$340
30-Jun-22	$349
30-Sep-22	$340
31-Dec-22	$323	31-Dec-22	338
31-Mar-23	$335
30-Jun-23	$328
30-Sep-23	$315
31-Dec-23	$314	31-Dec-23	$323
31-Mar-24	$316
30-Jun-24	$348
30-Sep-24	$335
31-Dec-24	$333	31-Dec-24	$333
31-Mar-25	$360
09-May-25	$395

Source: Metal Bulletin, ammonium para tungstate (APT), European (US$/MTU).

Almonty prices its tungsten concentrate product (on volumes of material that are not subject to a fixed-price contract) in relation to the prior month’s average weekly quoted price for APT on the MB European quotation service and the Metal Pages pricing service.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Los Santos Mine, Spain

The Company changed its mine plan at Los Santos, whereby it ceased further mining of ore and commenced processing of its tailing during Q3 of the 2019 fiscal year.

During February 2020, management implemented a planned closure of Los Santos’ operations by placing it into care and maintenance. The Company is planning to re-open operations in early-2026 once it has finalized plans to modify the plant’s infrastructure, through a €1 million capital expenditure, which is expected to result in significantly higher recovery rates from the future processing of its tailings inventory.

Panasqueira Mine, Portugal

Almonty acquired the Panasqueira Mine on January 6, 2016.

Between Q3 2019 and Q2 2021, management at Panasqueira determined that it would mine certain ore with a lower grade so as to enable work to be done to ensure that access to ore with the usual higher grade will be accessible into the future. The tungsten recovery rate continued to improve during Q1 2021 to Q1 2025 and is now in line with the expected average tungsten recovery rate for the life of mine.

Almonty continued its focus on cost reduction and all-in production costs at Panasqueira continued to decrease. Mined grades continued to improve throughout Fiscal 2021 and into Q1 2025 as expected under the revised mine plan implemented by Almonty since its acquisition in January 2016. Mined grades in Q1 2025 continued to show improvement in the content of by-product payable metals as well (copper and tin) which are improving the overall cash flow profile of the mining operation.

Panasqueira is a poly-metallic wolframite deposit as opposed to a skarn deposit scheelite mine like Los Santos. Tungsten recovery rates for wolframite deposits are typically higher than for scheelite deposits. The Panasqueira Mine has some of the highest tungsten recovery rates in the industry, consistently averaging 80%.

Almonty anticipates that the grades of ore mined will continue trending towards the long-term average of the remaining life of mine of 0.185% (see NI 43-101 technical report on the Panasqueira Mine dated December 31, 2016 available on the Company’s website at www.almonty.com and on SEDAR+ (www.sedarplus.ca) under Almonty’s profile) through the refinement of the life of mine plan. The expected increased grades are continuing to have an impact on the level of production currently being experienced and the increase in contained tungsten is also having a positive impact on unit costs as at the date of this MD&A.

Valtreixal Project, Spain

During Q1 2017, Almonty exercised its option to acquire the remaining 49% interest in the project for a payment of €1.5 million ($2.2 million) in December 2016, a reduction of €0.75 million ($1.1 million) from the previously agreed price, resulting in a much-needed saving of capital on the acquisition. The Company is continuing to carry out work on the project and is working towards a final decision on proceeding with the development of the project. The Company continues to fine-tune its planning and budgeting for the potential build-out and commissioning of the Valtreixal Mine.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

During June 2020, the Company received, from the Municipality of Pedralba de la Paraderia in Spain, a new land classification for its Valtreixal Property whereby the property is now deemed to be suitable for extraction activity. The Company’s Valtreixal Property is located approximately 250 kilometres from the Company’s wholly-owned Los Santos Mine in Spain.

This new land classification will now allow the Company to complete the mining permitting process and to move forward with the completion of an open-pit mine plan for the property.

Sangdong Mine, Republic of Korea

On August 29, 2016, Almonty completed an updated technical report prepared pursuant to NI 43-101 entitled “Technical Report on the Mineral Resources and Reserves of the Sangdong Project, South Korea” that is available on the Company’s website at www.almonty.com and on SEDAR+ (www.sedarplus.ca) under Almonty’s profile.

Almonty entered into an engineering, procurement and construction (“EPC”) contract with S – Material Handling Co., Ltd. (“SMH”) for the development work at the Sangdong Mine.

The EPC contract is a turnkey based contract for the development and construction of primary facilities for processing tungsten ore mined out of the Sangdong Mine. Under the EPC contract, SMH is responsible for not only engineering, civil & architectural, machinery & electrical works of processing plant and auxiliary facilities, but also commissioning of such facilities. The EPC contract has a net contract price of KRW40.3 billion (approx. US$37.3 million) and, including the value of primary equipment which will be erected and installed by SMH, the EPC price reaches KRW54.0 billion (approx. US$50.0 million) which accounts for 65% of the total capital expenditure budgeted for the development of the Sangdong Mine. The remaining 35% will be spent on the development of underground transportation galleries and accesses to tungsten veins, mine infrastructure, backfill plant, owner’s cost, and other expenses. The primary facilities of the processing plant will be built for 900,000 to 1.2 million tonnes per annum capacity while the initial years of operation targets 640,000 tonnes per annum. The EPC contract stipulates a construction period of 18 months and commissioning period of 6 months. Following general rules of EPC contracts, cost overrun, and project delay will be the responsibility of the EPC contractor.

On March 12, 2018, Almonty entered into a new off-take agreement with an existing customer for the tungsten concentrate to be mined and processed at the Sangdong Mine. The agreement has a term of 10 years and, based upon current pricing models and subject to the terms and conditions of the agreement, the agreement calls for revenues for the Company for a minimum of $500 million over a 10-year period (subsequently amended to increase the term to 15 years for a minimum of $750 million over a 15-year period).

The realization of the benefits of the off-take agreement are subject to risk factors typical of a supply agreement of this nature, including if the Company is unable to meet its obligations to deliver tungsten concentrate in accordance with the terms of the off-take agreement, variable costs of shipping and production over the term of the contract, the customer’s ability to purchase the tungsten concentrate produced by Almonty at the Sangdong Mine, and the continued economic viability of the customer or its successors for the life of the off-take agreement. Finally, given these risks, there is no guarantee that the Company will realize the revenues contemplated under the terms of the off-take agreement.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Almonty announced that it had obtained clearance and acceptance by KfW of the final technical due diligence report on the Sangdong Mine development project submitted by the Independent Engineer. The final acceptance of the Independent Engineer’s report signified the clearance of certain pending issues related to compliance with the Equator Principles.

During December 2020, the Company finalized the definitive facility agreement (loan agreement) with KfW. The conclusion of the facility agreement allowed the Company to complete the Project Financing Facility in July 2022. During August 2022, the Company received the first drawdown of US$12.8 million from KfW and a second drawdown of US$4.1 million, with a third drawdown of US$9.8 million received during November 2022, a fourth drawdown of US$5.6 million received during April 2023, a fifth drawdown of US$9.8 million received during August 2023, a sixth drawdown of US$13.68 million received in November 2023, a seventh drawdown of US$5.01 million received in July 2024, an eighth drawdown of US$5.63 million received in July 2024 and a final drawdown of US$906 received in January 2025.

The general terms of the loan facility approved by the credit committee of KfW include:

1.	The principal amount of senior project finance loan to be US$75.1 million;
2.	Interest rate — three-month secured overnight financing rate (“SOFR”), plus 2.3 per cent.
3.	Term of 6.25 years with an initial principal repayment holiday during construction and quarterly instalment repayments of principal commencing after the completion of construction;
4.	Oesterreichische Kontrollbank AG (OeKB) is committed to providing an import credit scheme cover guarantee based on the previously announced long-term off-take agreement, which was issued in February 2020.

Almonty has worked closely with the Independent Engineer in the past several months to ensure sustainable development outcomes and the integration of environmental, safety and social considerations into the project development procedures, meeting the stringent international standards and guidelines.

Almonty also announced the mechanical completion and the commencement of commissioning of the government-subsidized pilot plant at the site.

Meanwhile, work is continuing at the Sangdong site to ensure the timely commissioning as requested by Almonty’s customer under the previously announced off-take agreement for the Sangdong Mine.

During July 2022, upon the completion of the KfW US$75.1 million project financing, the Company determined that it now has sufficient resources to complete the development of the Sangdong Mine. As a result, capitalized exploration and evaluation assets totalling $60,501 were transferred to Mineral property, plant and equipment from exploration and evaluation costs during Q3-2022.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Financial Highlights

The following financial information is for the three months ended March 31, 2025 and 2024:

	Three months ended	Three months ended
	31-Mar-25	31-Mar-24
	$’000	$’000
Gross Revenue	7,908	7,824
Mine production costs	6,588	6,665
Care and maintenance	280	263
Depreciation and amortization	288	290
Income from mining operations	752	606
General and administrative costs	3,406	1,475
Non-cash compensation costs	851	392
Loss before the under noted items	(3,505)	(1,261)
Interest expense	1,206	1,423
Loss on valuation of embedded derivative liabilities	2,909	81
Foreign exchange loss	1,100	903
Tax provision	92	5
Loss before other item	(8,812)	(3,673)
Loss on valuation of warrant liabilities	25,810	109
Net loss for the period	(34,622)	(3,782)
Income (loss) per share - basic	$(0.13)	$(0.02)
Income (loss) per share - diluted	$(0.13)	$(0.02)
Dividends	-	-
Cash flows provided by (used in) operating activities	(4,401)	(1,121)
Cash flows provided by (used in) investing activities	(7,802)	(7,368)
Cash flows provided by (used in) financing activities	21,423	3,144

The following table sets forth a summary of the Company’s consolidated financial position as of the dates presented:

	31-Mar-25	31-Dec-24
	$’000	$’000
Cash	16,985	7,830
Total assets	279,041	256,349
Long-term debt	171,612	158,022
Shareholders’ equity	18,102	39,073
Other
Outstanding shares (‘000)	282,781	265,421
Weighted average outstanding shares (‘000)
Basic	276,315	254,035
Fully diluted	276,315	254,035
Closing share price	$2.25	$0.91

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Three Months Ended March 31, 2025 (“Q1-2025”) Compared to the Three Months Ended March 31, 2024, (“Q1-2024”)

Gross revenue for Q1-2025 was $7,908 ($7,824 for Q1-2024). Production ceased during Q2-2020 at the Los Santos Mine and decreased by 1.7% at the Company’s Panasqueira mine compared to production during Q1-2024. Decreased overall production at the Los Santos Mine was a result of the fact that, during February 2020, the Company made the decision to place the Los Santos Mine into care and maintenance so as to allow the Company to focus its efforts on finalizing the proposed project financing for the Sangdong Mine and to assess and complete a restructuring initiative that will involve an approximate €1 million capital expenditure expected to lead to a significant increase in the recovery rate of WO3 from the processing of the Company’s tailings inventory. Decreased overall production at the Panasqueira mine of 1.7% was a result of a slightly lower amount of ore mined and processed during Q1-2025 when compared to Q1-2024. Shipment volumes at Panasqueira decreased by 22.6% overall in Q1-2025 when compared to Q1-2024. Overall revenue at Panasqueira increased by $84 or 1.1% in Q1-2025 when compared to Q1-2024. As at December 31, 2024, the Company recorded deferred revenue of $74 (December 31, 2023: $1,062) relating to shipments of concentrate that occurred during the first week of January 2025. As a result, this amount will be included in revenue for Q2-2025.

Mine production costs for Q1-2025 (including direct mining costs, milling costs, tailings costs and waste rock stripping costs associated with current production) was $6,588 (or 83.3% of revenue), compared to $6,665 (or 85.2%) for Q1-2024.

The Company carries out a quarterly assessment of its ore and in-process ore and finished goods inventory as well as its stockpiles of long-term tailings inventory to ensure that the carrying is recorded at the lower of cost and net realizable value. Any adjustments to the carrying value of ore, in-process ore and finished goods inventory are included in costs of goods sold (mine production costs). No write-downs of finished goods inventory were recognized during Q1-2025 or Q1-2024. Any adjustment to long-term tailings inventory that is recognized as an impairment amount is expensed through the statement of operations as an addition to Mine production costs. Conversely, any adjustment to long-term tailings inventory that is recognized as a reversal of prior period impairment charges is recorded as a reduction in Mine production costs. Reversals may occur in future periods as a result of continued increases in the expected price of an MTU of APT in future periods.

Income from mining operations during Q1-2025 was $752, compared to income from mining operations in Q1-2024 of $606.

General and administrative costs of $3,406 incurred during Q1-2025 were significantly higher than the $1,475 recorded during Q1-2024 resulting in additional legal fees and shareholder communication costs incurred relating to the US Domestication. General and administrative costs include employee salaries and employment-related expenses of all non-mining/processing personnel as well as corporate overhead costs, business development and corporate development costs, listing and transfer agent fees, accounting, legal and other professional fees and travel.

A foreign exchange gain on the revaluation of interest-bearing long-term debt and non-interest-bearing trade payables denominated in United States dollars, and in Euro, of $1,100 was recorded during Q1-2025 due to the appreciation of the Canadian dollar versus the United States dollar and Euro. This compared to a foreign exchange loss of $903 recorded in Q1-2024.

Page | 12

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

A loss on valuation of embedded derivative liabilities of $2,909 (Q1-2024 – $81) was recorded during Q1- 2025 in conjunction with various convertible debentures (See Note 8 of the Company’s Q1-2025 Interim Financial Statements for further details).

A loss on valuation of warrant liabilities of $25,810 (Q1-24 - $109) was recorded during Q1-2025. The Company uses the Black-Scholes option pricing model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative liability, arising from an increase in share price from Cdn$0.91 per share at December 31, 2024, to Cdn$2.25 per share at March 31, 2025, has resulted in the recognition of a non-cash loss of $25,810 (2024 - $109) in the statements of operations and comprehensive loss in Q1-2025. (see loss on valuation of warrant liabilities section below).

Net loss for Q1-2025 was ($34,622) or ($0.13) loss per common share. This compares to net loss of ($3,782), or ($0.02) per common share, for Q1-2024.

Liquidity and Capital Resources

As at March 31, 2025, the Company held cash and receivables of $20,153 (December 31, 2024 - $10,757) (of which $3,506 (December 31, 2024 - $2,170) represented cash restricted for use for the development of the Sangdong Mine) and a working capital deficiency of $16,699 (December 31, 2023 - $30,458). In addition, in conjunction with the closing of its US$75.1 million project financing with KfW in July 2022, the Company received the first drawdown of US$12.8 million and a second drawdown of US$4.1 million in August 2022, with a third drawdown of US$9.8 million received during November 2022, a fourth drawdown of US$5.6 million received during April 2023, a fifth drawdown of US$9.8 million received during August 2023, a sixth drawdown of US$13.68 million received in November 2023, a seventh drawdown of US$5.01 million received in July 2024, an eighth drawdown of US$5.63 million received in July 2024 and a final drawdown of US$906 received in January 2025.

During November 2024, the Company negotiated the extension of the maturity dates of the debt owed to Deutsche Rohstoff AG (“DRAG”) totalling $29,072 including accrued interest of $5,139 from September 30, 2025 to October 31, 2026.

During the year ended December 31, 2024, the Company secured additional financings totalling $8,320. Also, during the year ended December 31, 2024, the Company issued 10,249,605 common shares in conjunction with the conversion of long-term debt, plus related accrued interest, totalling $9,225 and issued 2,583,316 common shares to settle certain accounts payable.

Subsequent to March 31, 2025, the Company issued 3,975,780 CDIs in conjunction with the exercise of CDI Options for proceeds totalling $3,646.

Page | 13

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The Company believes that, based on the current price of APT and its forecast production schedule for fiscal 2025 and into Q1 of 2026, it has the ability to generate sufficient cash flow to meet its current obligations at its producing mine. The current price of APT has reached levels where it is sufficient to cover the Company’s cash operating costs on existing production volumes. Should the Company no longer be able to produce tungsten concentrate in sufficient quantity, then the Company may not be able to meet its current and long-term obligations. Outside of abiding by (i) Spanish law requirements on minimum capital adequacy at Valtreixal Resources Spain SL and Daytal Resources Spain SL (“Daytal”), (ii) Korean law requirements on minimum capital adequacy at Almonty Korea Tungsten, and (iii) Portuguese law requirements on minimum capital adequacy at BTW, there is no legal restriction on Almonty’s ability to repatriate capital from its subsidiaries.

The Company has $171,612 in long-term debt as at March 31, 2025 ($158,022 as at December 31, 2024), of which $17,711 is the current portion ($21,894 as at December 31, 2024), comprised of individual facilities with Spanish domiciled banks, one facility with an Austrian bank, promissory notes owed to a shareholder, convertible loans and drawdowns on the KfW loan facility as at March 31, 2025. (See Note 8 of the Company’s Q1-2025 Interim Financial Statements for additional details regarding each component of long-term debt.)

Summary of Long-Term Debt

	March 31,	December 31,
	2025	2024
Term and other loans - Euro	25,514	24,486
Term and other loans - US dollar	8,626	8,634
Promissory Note	250	250
Convertible debentures	27,297	27,872
Lease liabilities	508	210
Mine Construction Facility	115,067	106,876
	177,262	168,328
Less: Current portion	(17,711)	(21,894)
	159,551	146,434
Fair value of derivative liabilities	5,288	1,121
Deferred financing costs	(10,938)	(11,427)
	153,901	136,128

Summary of Contractual Obligations

	Payments Due by Period
Contractual Obligations	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Debt	22,040	86,266	60,013	-	168,319
Capital Lease Obligations	52	113	45	-	210-
Total Contractual obligations	22,092	86,379	60,058	-	168,529

Page | 14

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Outstanding Share Data

Common shares

As of the date of this MD&A, there were 288,189,494 common shares and CDIs outstanding, 23,947,000 stock options outstanding, with each option entitling the holder thereof to acquire one common share of Almonty at a weighted average price of $0.76 per share, and 32,811,515 share purchase warrants (which includes CDI Options) enabling the holders to acquire one common share at prices between C$0.60 and A$1.25 per share, expiring between June 7, 2025 and February 7, 2028.

As at March 31, 2025, the Company had common shares outstanding as follows:

	Number of Shares	Amount $
Authorized - Unlimited number of common shares
Issued and outstanding
Outstanding at December 31 2023	233,888668	127,359
Shares issued for cash	18,389,119	8,320
Shares issued on conversion of long-term debt	2,813 785	1,572
Shares issued on exercise of warrants	10,329.251	9,265
Outstanding at December 31 2024	265,420,823	146,516
Shares issued for cash	13,360,333	7,288
Shares issued on exercise of options	585,654	197
Shares issued on exercise of warrants	3,313,975	3,307
Shares issued for settlement of debt	100,000	90
Outstanding at March 31, 2025	282,780,785	157,398

Stock options

The Company has established a stock option plan for its directors, officers, employees and technical consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

During the three months ended March 31, 2024, the Company granted 1,000,000 share options to a director of the Company. The options vested immediately and are exercisable for a period of five years from the grant date at $0.56 per common share. The grant resulted in the recording of share-based compensation expense of $312. The value of the stock options granted was determined using the Black-Scholes option pricing model using a risk-free interest rate of 3.32%, volatility of 62.99% based on historical volatility, expected life of 5 years, and no expected dividend yield.

During June 2024, the Company granted 1,275,000 stock options. The options vested immediately and are exercisable for a period of five years from the grant date at $0.63 per common share.

Page | 15

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

During July 2024, the Company granted 3,030,000 stock options. The options vested immediately and are exercisable for a period of five years from the grant date at $0.66 per common share.

During August 2024, the Company granted 200,000 stock options. The options vested immediately and are exercisable for a period of five years from the grant date at $0.685 per common share.

During November 2024, the Company granted 200,000 stock options. The options vested immediately and are exercisable for a period of five years from the grant date at $0.81 per common share.

During the three months ended March 31, 2025, the Company granted stock options enabling the holders to acquire up to 1,122,000 common shares with exercise prices ranging from $1.195 to $1.915 per share, expiring five years from issuance.

As of the date of this MD&A, there are 23,947,000 options outstanding, all of which were granted under the Company’s previous stock option plan or the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”), which was approved by the Company’s shareholders at the Company’s Annual and Special Meeting of Shareholders held on April 30, 2025. All of the outstanding options are fully vested.

Between December 31, 2023 and March 31, 2025, the Company had options outstanding as follows:

Number of
Share Options
Options outstanding at December 31, 2023	17,075,000
Options granted	5,705,000
Options expired	(1,000,000)
Options outstanding at December 31. 2024	21,780,000
Options granted	1,122,000
Options exercised	(585,654)
Options expired	(219,346)
Options outstanding at March 31, 2025	22,097,000

As at March 31, 2025, the Company had outstanding options, all of which are exercisable, as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.33 - $0.59	5,750,000	3.41	$0.47
$ 0.60 - $0.79	5,250 000	4.32	$0.66
$ 0.80 - $ 1.23	11,097,000	2.48	$0.96
	22,097,000	3.16	$0.76

Page | 16

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Warrants

Between December 31, 2023 and March 31, 2025, the Company had share purchase warrants outstanding as follows:

Number of Warrants
Warrants outstanding at December 31. 2023	16.427214
Warrants issued	18,389.119
Warrants expired	(8,0 5,396)
Warrants outstanding at December 31, 2024	26, 40.937
Warrants issued	13 360 333
Warrants exercised	(3 313 975)
Wanants outstanding at March 31, 2025	36,787,295

As at March 31, 2025, the Company had share purchase warrants outstanding as follows:

		Weighted
		Average	Weighted
		Remaining	Average
Exercise Prices	Number Outstanding	Contractual Life	Exercise Price
$0.45 - $0.69	5,366,013	1.59	$0.55
$0.70 - $0.99	12,009,785	1.00	$0.75
$1.00 - $1.21	19,411,497	2.55	$1.13
	36,787,295	1.90	$0.92

Restricted Share Units

Restricted Share Units (“RSUs”) granted to employees under the Company’s Restricted Share Unit Plan vest in thirds at the end of each year from the date of the grant. Between December 31, 2023 and March 31, 2025, the Company had RSUs outstanding as follows:

Number of RSUs
Units, December 31, 2023	1,750,000
Units granted	2,100,000
Units outstanding at December 31, 2024	3,850,000
Units granted	913,400
Units outstanding at March 31, 2025	4,763,400

Page | 17

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

During the three months ended March 31, 2025, the Company granted 913,400 RSUs under the Omnibus Plan at $2.34 per share to two directors of the Company.

Loss on Valuation of Warrant Liabilities

The Company uses the “fixed for fixed” criteria per International Accounting Standard (“IAS”) 32 Financial Instruments: Presentation with respect to the measurement of warrants issued as part of a unit private placement. The Company’s functional currency is the Canadian dollar and, if warrants that are issued have an exercise price denominated in a currency other than the Canadian dollar, these warrants do not pass the “fixed for “fixed” criteria and, as a result, are accounted for as a derivative financial liability per IAS 32. As a result, at the balance sheet date, warrant liabilities must be recorded at their fair value.

The Company uses the Black-Scholes option pricing model to measure the fair value of warrant liabilities wherein the Company’s trading price is the main driver for the calculation of the resulting amount.

Given the fact that the Company’s trading price increased from Cdn$0.91 per share at December 31, 2024 to Cdn$2.25 per share at March 31, 2025, the Company recognized a loss on valuation of warrant liabilities of $25,810 (2024 - $109) for the three months ended March 31, 2025.

Page | 18

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

3.	Quarterly Earnings and Cash Flow

	1st Quarter (2025)	4th Quarter (2024)	3rd Quarter (2024)	2nd Quarter (2024)
Period Ended	March 31, 2025 $’000	December 31, 2024 $’000	Sept 30, 2024 $’000	June 30, 2024 $’000
Total Revenue	7,908	6,280	6,794	7,938
Net income (loss)	(34,622)	(5,404)	(5,319)	(1,793)
Basic earnings (loss) per share	$(0.13)	$(0.02)	$(0.02)	$(0.02)
Diluted earnings (loss) per share	$(0.13)	$(0.02)	$(0.02)	$(0.01)
Total assets	279,041	256,349	255,280	231,163
Total long-term debt	171,612	158,022	149,748	132,779
Dividends	-	-	-	-

	1st Quarter (2024)	4th Quarter (2023)	3rd Quarter (2023)	2nd Quarter (2023)
Period Ended	March 31, 2024 $’000	December 31, 2023 $’000	Sept 30, 2023 $’000	June 30, 2023 $’000
Total Revenue	7,824	5,421	4,459	5,533
Net income (loss)	(3,782)	(3,156)	(1,870)	(1,395)
Basic earnings (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Diluted earnings (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Total assets	233,638	235,334	192,151	180,411
Total long-term debt	128,576	130,067	110,513	95,047
Dividends	-	-	-	-

4.	Critical Accounting Estimates

The preparation of Almonty’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described in more detail in Note 2 and Note 8 of the Company’s 2024 Annual Consolidated Financial Statements.

5.	New and Pending Accounting Standards

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates have now been assessed by the Company and are not expected to have any impact on the Company’s consolidated financial statements. The Company has not early adopted these standards.

Page | 19

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Off Balance Sheet Arrangements

The Company has no off-Balance Sheet arrangements as at the date of this MD&A.

Proposed Transactions

The Company has not entered into any undisclosed proposed transactions as at the date of this MD&A.

6.	Related Party Transactions

For the three months ended March 31, 2025, the Company paid or accrued compensation to key management personnel, which includes the Company’s Chief Executive Officer, Chief Financial Officer and members of the Board of Directors totalling $357 (2024 - $301).

The Company has long-term debt owing to DRAG, a company that is an existing shareholder of Almonty, and whose former Chief Executive Officer is a member of the Board of Directors of the Company. In addition to the transactions disclosed in Notes 8(b) and 8(c) of the Company’s Q1-2025 Interim Financial Statements, interest of $215 was accrued on the DRAG loans during the three months ended March 31, 2025 (2024 - $217). As at March 31, 2025, there is $5,354 (December 31, 2024 - $5,139) of unpaid interest on these loans included in accounts payable and accrued liabilities.

7.	General

Risks and Uncertainties

The Company operates in the mining industry, which is subject to numerous significant risks that can influence profitability. The Company has disclosed several risks below which it believes to be the most significant and that could have a material impact on its current and future operations. Other risks may exist or may arise at a future date. For additional, and more detailed, risk factors, please see the Company’s Annual Information Form dated March 20, 2025, under the heading “Risk Factors”.

Ability to Continue as a Going Concern

The Company faces risks related to its ability to continue as a going concern. The Company’s financial stability is contingent upon its ability to manage substantial long-term debt, secure additional financing, and generate sufficient cash flows from its operations. Notably, the Company’s operations and development projects, including the Sangdong Mine, are capital-intensive and subject to various risks, including delays, cost overruns, and regulatory challenges. Any adverse developments in these projects could impact the Company’s cash flow and ability to meet its financial obligations. While the Company has been actively managing its financial position and securing necessary financing to support its operations and its current forecast indicates that it will have sufficient cash flows from operations and from financings to continue as a going concern and settle obligations as they come due, any changes in these estimates or adverse developments in the Company’s operations or financing activities could materially impact its ability to continue as a going concern.

Page | 20

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Negative Cash Flows From Operations

The Company anticipates increased cash flow from operating activities once production begins at the Sangdong Mine, which is expected to occur by the end of 2025. The Company may, in the future, seek further financing through long-term debt from financial institutions, debt or equity financing through capital markets, or private placements. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company.

Interest Rate Risk

Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of the long-term debt, $140,221 is subject to floating interest rates and $37,040 is subject to fixed interest rates. A portion of the floating-rate debt totalling $25,100 is subject to a fixed spread over the 6- and 12-month Euro Interbank Offered Rate (“EURIBOR”). A change of 100 basis points (1%) in the EURIBOR would result in a $251 change in annual interest costs. The remaining floating rate debt of $115,067 is based on a fixed spread over the 3-month SOFR. A change of 100 basis point (1.0%) in the 3-month SOFR would result in a $1,150 change in annual interest costs.

The Company may in the future become a borrower of an additional material amount of funds or repay its existing outstanding long-term debt at any time without penalty. The Company’s primary operations are located in Spain, the Republic of Korea and Portugal. The ongoing uncertainty in the financial markets may have a negative impact on both the Company’s future borrowing costs and its ability to obtain debt financing.

Foreign Currency Risk

Almonty’s wholly owned subsidiary, BTW, operates in Portugal, which uses Euros (€) as its functional currency. Its output is a commodity that is primarily priced in United States dollars (US$) which is different than the functional currency of the Company and its subsidiaries, and the Company and its subsidiaries may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Additionally, Daytal’s current care and maintenance expenses, as well as any potential future operating costs, are primarily denominated in Euros, which exposes the Company to currency fluctuations between the Euro and its reporting currency. Almonty’s functional currency is the Canadian dollar but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, the Company’s interim condensed consolidated balance sheet and profit or loss can be significantly affected by movements in various currencies (US$, A$, KRW and €).

Page | 21

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

The Company’s Canadian dollar functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value ($)
Cash and cash equivalents	US$	367
Cash and cash equivalents	AUS$	2,733
Cash and cash equivalents	EURO€	9,451
Accounts payable and accrued liabilities	US$	5,987
Accounts payable and accrued liabilities	AUS$	378
Accounts payable and accrued liabilities	KRW	7,232
Long-term debt	US$	130,698
Long-term debt	EURO€	35,077

A 5% change in the value of the Canadian dollar relative to the above currencies would change net income for the three months ended March 31, 2025 by approximately $8,478 The Company’s Euro functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value ($)
Cash and cash equivalents	US$	329
Trade receivables	US$	1,247

A 5% change in the value of the Euro relative to the above currencies would change net income for the three months ended March 31, 2025 by approximately $79.

The Company’s Korean Won functional currency businesses have the following financial instruments denominated in foreign currencies:

	Currency	Carrying Value (S)
Accounts payable and accrued liabilities	US$	214
Long-term debt	US$	115,068

Page | 22

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

A 5% change in the value of the Korean Won relative to the above currencies would change net income for the three months ended March 31, 2025 by approximately 5,764.

Credit risk

The Company deposits surplus cash with major banks of high quality credit standing, in interest-bearing accounts that earn interest at floating rates. Trade receivables represent amounts receivable related to delivery of concentrate that have not been settled and are with the Company’s customers, all of whom have good credit ratings and the Company has not experienced any credit issues with any of its customers. Other assets include a non-interest-bearing promissory note and deposits. The carrying value of the cash and cash equivalents, trade receivables, restricted cash, promissory notes and deposits totalling $18,454 represents Almonty’s maximum exposure to credit risk.

Liquidity Risk

The Company’s objective is to use cash and cash equivalents, finance leases, and third party short- and long-term loans (see Note 8 of the Company’s Q1-2025 Interim Financial Statements for debt maturities) and equity in order to maintain liquidity. Almonty’s policy is to maximize liquidity in order to enable the continued development of the mines and operations of the plants and to enable the development of its projects. All financial liabilities with a contractual term of 12 months or less are classified as current. The Company is currently pursuing debt and equity financing opportunities to increase its liquidity.

Price of Metals

The Company’s earnings are directly related to commodity prices, as revenues are derived from the sale of tungsten. In common with other commodities, tungsten markets are cyclical and may be volatile.

Almonty’s policy is to maintain exposure to commodity price movements at its mining operations. The Company sells WO3 concentrate that is denominated in US$ per MTU. Every +/- US$10.00 movement in the average price of one MTU of European APT as quoted on the MB impacts the Company’s revenue by +/- approximately US$8.00 per MTU of WO3 concentrate.

Page | 23

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Tungsten prices fluctuate and are affected by factors including demand from industrial sectors such as aerospace, energy, and defence, international economic and political trends, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, political and economic conditions including international trade disputes and the imposition of tariffs, interest rates, global or regional consumption and demand patterns, speculative activities and increased production due to improved mining and production methods, production costs in major tungsten-producing regions, speculative positions taken by investors or traders in tungsten, wars and other conflicts, changes in supply and changing investor or consumer sentiment (including in connection with the transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives) as well as competition from alternative materials, all of which are beyond the Company’s control. Tungsten prices may also be negatively affected by any slowing of the global economy, increases in exports from one market economy countries, notably China, unfavourable shifts in tungsten demand in key markets such as Asia, Europe, and North America, and the release of tungsten concentrate onto the market from the U.S. National Defense Stockpile. The aggregate effect of these factors is impossible to predict with accuracy. There is thus no assurance that a profitable market will continue to exist for the sale of tungsten. Fluctuations in tungsten prices may materially adversely affect the Company’s financial performance or results of operations. If the market price of tungsten concentrate falls below the Company’s realized or anticipated all-in sustaining costs per MTU of production at one or more of its mines, projects or other properties and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its mining, exploration or development activities at such mines, projects or other property or at other mines or projects. A fall in the market price of tungsten concentrate may affect the Company’s ability to generate positive cash flow from operations. In addition, such fluctuations may require changes to the Company’s mine plans. The Company’s current mine plans and mineral reserve and mineral resource estimates are generally based on a tungsten price of $450 per MTU for mineral reserves and for mineral resources. In addition, lower tungsten prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both, and estimates of mineral reserves and mineral resources may be reduced. Also, increased volatility in the price of tungsten may result in the Company delaying or abandoning some of its growth projects.

Uncertainties and Risks Relating to the Start-Up of the Sangdong Mine

The Company’s ability to maintain current, or achieve forecast, tungsten production levels is dependent on the successful development and potential expansion of the Sangdong Mine. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

●	the accuracy of reserve estimates;
●	metallurgical recoveries;
●	capital and operating costs of such projects;
●	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;
●	the reliability of construction designs and accuracy of engineering;
●	changes in scope;
●	the ability to manage large-scale construction; and
●	the future prices of commodities.

Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, transport issues, environmental issues, local community relations or other events, could result in the development of the Sangdong Mine becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from the Company’s estimates, or the Company may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with the project, in which case, the project may not proceed either on its anticipated timing or at all.

Page | 24

Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Frequently, new and/or expanded mining operations experience unexpected problems during the start-up phase, and delays can often occur prior to production reaching its expected steady state levels. The Company may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the Sangdong Mine.

Canadian Corporate Tax Risk

For Canadian tax purposes, on the date of the US Domestication we will be deemed to have a year end and to have disposed of all of our property for proceeds equal to the fair market value of that property. We will also be subject to an additional corporate emigration tax imposed on the amount, if any, by which the fair market value of our property, net of certain liabilities, exceeds the paid-up capital of our issued and outstanding common shares.

The quantum of tax payable, if any, by the Company upon the US Domestication will depend upon a number of considerations including whether the Company reorganizes and/or winds up one or more of its subsidiaries prior to the US Domestication becoming effective, the valuation of the Company’s assets, the amount of its liabilities, its shareholder composition, as well as certain Canadian tax amounts, accounts and balances of the Company, each as of the time of the US Domestication. There can be no assurances that material adverse tax consequences will not result from the US Domestication or the transactions completed in relation to the US Domestication in Canada. In addition, it is possible that following the US Domestication, the Canada Revenue Agency may disagree with the Company’s determination of the fair market value of its properties at the relevant time and/or the Company’s determination of any of its tax accounts or tax attributes. As a result, the quantum of Canadian tax payable by the Company may materially exceed the Company’s estimates. Any such adverse tax consequences could materially adversely affect the Company. For additional information on the Canadian federal income tax consequences of the US Domestication, see the section entitled “Certain Canadian Federal Income Tax Considerations Related To The Arrangement” of the management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Restoration Provision

As at March 31, 2025, Almonty has recognized a restoration provision of $1,030 (December 31, 2024 -

$1,008) with respect to Daytal’s future obligation to restore and reclaim the mine once it has ceased to mine tungsten ore from the Los Santos Mine. The restoration provision represents the present value of rehabilitation costs of $982 relating to the mine site which are expected to be incurred beginning in 2027 after the Los Santos Mine ceases to mine ore based on the current estimate of economically recoverable ore resources. This provision has been created based on Almonty’s internal estimates. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect current market conditions at that time. The timing of the rehabilitation is likely to depend on when the Los Santos Mine ceases to produce at economically viable rates. This in turn will depend on Almonty’s ability to extend the mine life years through additional exploration and also on the future price of WO3 concentrate. The Company has had its mine plan approved by the local mining and environmental authorities in the Province of Salamanca and is currently awaiting approval of the regional mining authority in Castilla y Leon. Almonty’s current mine plan entails ongoing reclamation work of the site as part of the pit optimization work (several small pits that have been fully mined are filled in and reclaimed as part of the regular waste rock movement and stripping work carried on other pits that are in production, as opposed to hauling the waste rock to the waste dump). The current mine plan under review by the relevant authorities entails the reclamation of the majority of the site as part of on-going operations and waste rock movement. The restoration provision currently recognized by the Company is estimated to be sufficient to cover any remedial restoration and reclamation work needed upon completion of the tailings reprocessing operation. Upon completion of open- pit mining operations, during the period when the Company will process the bulk of its inventory stockpile of mineralized tailings, Almonty estimates that the current restoration provision will be sufficient to complete all reclamation work required under its mine plan. The relevant Spanish authorities may determine, upon final review, that the amount required to be posted for future reclamation work be increased. Upon approval of the mine plan, the Company intends to arrange an insurance policy to cover any increase in the assessed reclamation requirements. The Company anticipates that it will receive approval of its mine plan for the Los Santos Mine in calendar 2025 (the updated plan was originally filed in February 2015). The Company continues to work with the relevant authorities in Spain with respect to obtaining approval of its mine plan and is also engaged in active discussions with several insurance brokers to renew the insurance policy to cover the life of mine. The Company had posted an insurance policy to cover the anticipated reclamation costs when it originally filed its updated mine plan in February 2015. This policy expired in July 2016 and will be renewed upon final approval of the mine plan as filed. The relevant Spanish authorities are aware of the lapse in insurance coverage and are continuing their review of the mine plan as filed.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Banco Popular has posted a bank warranty of €180 ($279) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the Los Santos Mine as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine provision. The bank warranty cannot be cancelled unless such cancellation is approved by the government of Castilla y Leon upon approval of the completion of the restoration work. The bank warranty is undrawn and carries a quarterly stand-by fee of approximately €1 per quarter.

As at March 31, 2025, there is a restoration provision of $3,070 (December 31, 2024 - $3,161) with respect to the Sangdong Mine based on the amount assessed by the relevant local government authorities.

As at March 31, 2025, there is a restoration provision of $21,082 (December 31, 2024 - $20,122) with respect to the Panasqueira Mine’s future obligation to restore and reclaim the mine once it has ceased to mine ore, currently estimated to be in the year 2045. The restoration provision represents the present value of rehabilitation costs relating to the mine site which are expected to be incurred subsequent to 2045. Total rehabilitation costs relating to the mine site are estimated to be $23,694 and are expected to be incurred after the mine ceases production. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect current market conditions at that time. The timing of the rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This in turn will depend on Almonty’s ability to extend the mine life years through additional exploration and also on the future price of WO3 concentrate.

A summary of the Company’s restoration provision is presented below:

Balance at December 31, 2023	22,820
Revisions in estimated cash flows and changes in assumptions	579
Accretion expense	495
Translation adjustment	396
Balance at December 31, 2024	24,290
Accretion expense	21
Translation adjustment	871
Balance at March 31, 2025	25,182

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

8.	Disclosure Control and Procedures and Internal Control of Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Company is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Company’s management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that, as of March 31, 2025 and December 31, 2024, they were not effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting as a result of the following material weakness:

●	In its assessment of the effectiveness in internal control over financial reporting as of December 31, 2019, the Company determined it had ineffective design and implementation of internal controls over the financial statement close and disclosure process, including regarding assertions about the completeness, existence and accuracy of the financial information. Due to this material weakness, management concluded that ICFR was not effective as of December 31, 2019.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls is also based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the fifteen months ended December 31, 2019, for the year ended December 31, 2020, for the year ended December 31, 2021, for the year ended December 31, 2022, for the year ended December 31, 2023, for the year ended December 31, 2024 and for the three months ended March 31, 2025. As a result of this review, management believes that there were no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the fifteen months ended December 31, 2019, for the year ended December 31, 2020, for the year ended December 31, 2021, for the year ended December 31, 2022, for the year ended December 31, 2023, for the year ended December 31, 2024 and for the three months ended March 31, 2025 fairly present in all material respects and the financial condition and results of operations for the Company in conformity with international financial reporting standards.

Remediation Plan for Material Weakness in Internal Control Over Financial Reporting

The Company is developing and will implement a remediation plan to address the material weakness described above. Specifically, the Company plans to increase the depth and timeliness of management’s review procedures over the financial close process and related ICFR.

Changes in ICFR

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. With the exception of remediation of material weaknesses in ICFR that were identified and disclosed in relation to the fifteen months ended December 31, 2019, no changes were made to the Company’s ICFR during the year ended December 31, 2021, the year ended December 31, 2022, the year ended December 31, 2023, the year ended December 31, 2024 or the three months ended March 31, 2025 which have materially affected, or are reasonably likely to materially affect, ICFR.

9.	Management’s Responsibility for Financial Statements

The information provided in this report, including the Company’s financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

May 15, 2025

On behalf of the Company’s management and the Board of Directors,

“Lewis Black”
Chairman, President and Chief Executive Officer

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Amended Management’s Discussion and Analysis

Three Months Ended March 31, 2025

Dated: May 15, 2025

(in 000’s of Canadian Dollars, unless otherwise noted)

Glossary of Terms

A$	Australian dollars

APT	ammonium para tungstate is an intermediate product which is one of the principal chemical forms in which tungsten is traded

C$	Canadian dollars

Concentrates	the valuable fraction of an ore that is left after waste material is removed in processing

€	Euros

KRW	Korean Won

MB	Metal Bulletin of London

MTU	metric tonne unit, equal to 1 percent of a metric tonne or 10 kg (22.046 pounds) of contained WO3

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects

Scheelite	a brown tetragonal mineral, CaWO4. It is found in pneumatolytic veins associated with quartz and fluoresces to show a blue colour. Scheelite is a mineral of tungsten

Tonne	a metric unit equal to 1,000 kg (2,204.6 pounds)

Tungsten concentrates	concentrates generally containing between 40 and 75 percent WO3

US$	United States dollars

W	the elemental symbol for tungsten

WO3	tungsten tri-oxide, a compound of tungsten and oxygen

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